SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 11-K

       X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2000

                               OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ___________ to __________

                  Commission file number 1-3480


                   MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN
                    (Full title of the plan)


                   MDU RESOURCES GROUP, INC.
    (Name of issuer of securities held pursuant to the plan)


                   MDU RESOURCES GROUP, INC.
                       SCHUCHART BUILDING
                     918 EAST DIVIDE AVENUE
                          P.O. BOX 5650
                BISMARCK, NORTH DAKOTA 58506-5650
   (Address of the plan and address of the issuer's principal executive offices)




                             CONTENTS



Required Information

  Financial Statements:

    Statements of Net Assets Available for Benefits
      -- December 31, 2000 and 1999
    Statement of Changes in Net Assets Available for
      Benefits -- Year ended December 31, 2000
    Notes to Financial Statements

  Supplemental Schedule:

    Schedule H, Line 4i - Schedule of Assets (Held at
      End of Year)

    Report of Independent Public Accountants

  Signature

  Exhibit:

    Consent of Independent Public Accountants


                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31,


                                          2000           1999
Assets:
  Investments (Notes 3 and 5)          $240,635,177   $163,913,455

  Cash and cash equivalents
    (Note 4)                              2,016,192      1,411,021

  Receivables:
    Employer contributions                1,103,265      1,131,735
    Participant contributions                94,748        762,653
    Dividends and interest                1,311,553      1,335,917

                                       $245,160,935   $168,554,781


Liabilities:
  Trustee payable (Note 2)             $        ---   $  1,313,940

Net assets available for benefits      $245,160,935   $167,240,841


           The accompanying notes are an integral part of these financial statements.



                      MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Year ended December 31, 2000



Additions to Net Assets
  Attributed to:

  Investment income:
    Dividends                                $  5,317,064
    Interest                                      490,144
    Net appreciation in fair value of
      investments (Note 3)                     73,961,915

                                               79,769,123
  Contributions:
    Employers                                   3,835,489
    Employees                                   9,023,092
    Employee rollover                             515,736

                                               13,374,317

    Total additions                            93,143,440


Deductions from Net Assets
  Attributed to:

  Distributions to terminated
    participants                               16,772,782
  Administrative expenses                          34,796

    Total deductions                           16,807,578

Net increase in net assets
  available for benefits
  before plan merger                           76,335,862

Transfer of assets due to
  plan merger (Note 6)                          1,584,232

Net assets available for
  benefits at
  beginning of year                           167,240,841

Net assets available for
  benefits at end of year                    $245,160,935


              The accompanying notes are an integral part
                    of these financial statements.



                      MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k)
Retirement Plan (the Plan) provides only general information.
Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (Code) and the regulations thereunder.

The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers. The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Board of Directors of the Company may, at any time, amend, modify or terminate the Plan, and the Boards of Directors of the Employers may, at any time, terminate participation in the Plan with respect to the respective Employer.

The Plan is administered for the Company by a committee appointed by the Chief Executive Officer of the Company. The recordkeeper and trustee of the Plan are New York Life Benefits Services LLC
(recordkeeper) and New York Life Trust Company (trustee), respectively.

The Plan contains three parts: 1) The Deferred Savings feature, which allows an eligible employee to elect a pre-tax deferral of a portion of current compensation into a tax-free trust and allows Employers to provide for an employer matching contribution based on the amount of the eligible employee's pre-tax deferral contribution, 2) The MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) feature, which is the part of the Plan related to participation in the ESOP, and 3) The Profit Sharing feature, which allows the Employers to make discretionary contributions to the individual accounts of eligible employees, based on attainment of pre-determined earnings levels. The Profit Sharing feature was added effective January 1, 1999.

Deferred Savings

Eligibility

Generally an employee may participate in the Plan upon hire if they are at least 18 years of age and a regular full-time or part-time employee.

Contributions

The Plan allows participants to elect pre-tax deferral contributions varying from one percent through 22 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $10,500 for the 2000 Plan year. These participant contributions are credited to the participant's Savings Contribution account. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account that holds only assets distributed from a qualified plan. Such savings contributions on behalf of a participant are credited to the participant's Rollover Account.

An election is made by each participant to allocate contributions in one percent increments to any or all of the following twelve currently available investment options:

   -    MDU Resources Group, Inc. Common Stock
   -    New York Life Anchor Account - Stable Value Option
   -    Baron Asset Fund - Growth Mutual Fund
   -    Dodge & Cox Balanced Fund - Growth and Income Mutual Fund
   -    Eclipse Indexed Bond Fund - Income Mutual Fund
   -    Eclipse Indexed Equity Fund - Growth and Income Mutual Fund
   -    Eclipse Small Cap Value Fund - Growth Mutual Fund
   -    Janus Balanced Fund - Growth and Income Mutual Fund
   -    Janus Fund - Growth Mutual Fund
   -    Janus Overseas Fund - International Equity Mutual Fund
   -    RS Emerging Growth Fund - Growth Mutual Fund
   -    Templeton Foreign Fund - International Equity Mutual Fund

Prior to January 2, 2001, the Eclispe Indexed Bond Fund and the
Eclipse Indexed Equity Fund were known as the MainStay Institutional Bond Fund and the MainStay Institutional Indexed Equity Fund, respectively.

Employer Contributions

Each participant's Employer may elect to provide a matching contribution, equal to a percentage of such participant's monthly pre-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account. In addition, effective January 1, 1999, the participant's Employer may make an additional discretionary variable matching contribution to a participant's Matching Contribution Account based on the Employer's attainment of pre-determined earnings levels. All matching contributions are invested in common stock of the Company; however, effective February 15, 2001, matching contributions are initially invested in the common stock of the Company but can be transferred, at the participant's option, to other investment options.

The Employers remit all authorized contributions made by the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. The trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting

A participant's interest in a Savings Contribution Account, Rollover Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

Distributions and Withdrawals

The amount credited to a participant's Savings Contribution Account, Rollover Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries.

A participant may make in-service withdrawals (hardship or age 59 1/2) from such participant's Savings Contribution Account or Matching
Contribution Account under certain conditions.

Participant Loans

A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant's vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at the prevailing prime rate in effect at the time the loan is made, plus one percentage point.

ESOP

Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of January 1, 1988 (1988 Effective Date) or the date as of which an ESOP Account is established under the Plan, whichever is later.

As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company or participants to such accounts, other than to reflect dividends or other earnings.

A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans which are not available to ESOP Accounts.

Each participant with an ESOP Account who has both attained age 55 and completed at least 10 years of participation may elect to have the entire ESOP account balance diversified within the Plan.

Profit Sharing

Contributions

Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of its direct or indirect subsidiaries. Participants may choose to invest profit sharing contributions allocated to their individual accounts in any or all of the available investment options.

Vesting

A participant's interest in a Profit Sharing Account is 100 percent vested after completing three years of service.

Distributions and Withdrawals

The vested portion of the Profit Sharing Account is distributed in the same manner as the Deferred Savings feature previously mentioned.

Loans

Loans may be made from the vested portion of the Profit Sharing
Account in the same manner as the Deferred Savings feature previously mentioned.

Forfeited Accounts

At December 31, 2000 forfeited nonvested accounts totaled approximately $44,000. These forfeited nonvested accounts were allocated to Profit Sharing Accounts of participants eligible to receive 2000 Employer profit sharing contributions.


2.  Summary of Significant Accounting Policies

Basis of Accounting --

The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation --

Investments held by the Plan are carried at fair value. Fair value for the New York Life Anchor Account and Eclipse Money Market funds approximates cost. The Plan's other investment valuations are based on published market quotations. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments --

Distributions to Plan participants are recorded when paid.

Contributions --

Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses --

Administrative expenses of the Plan related to trustee, recordkeeping, legal and audit fees are paid primarily by the Employers and were approximately $220,000 for the year ended December 31, 2000. Fees or commissions associated with each of the investment options other than MDU Resources Group, Inc. common stock are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $235,000 for the year ended December 31, 2000. Administrative expenses of the Plan related to MDU Resources Group, Inc. common stock commissions and loan fees were paid by the Plan and were approximately $35,000 for the year ended
December 31, 2000.

Accounting Pronouncement --

Statement of Position 99-3 (SOP 99-3), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" was issued on September 15, 1999, as an amendment to the AICPA Audit and Accounting Guide - Audit of Employee Benefit Plans. The primary impact of SOP 99-3 was the elimination of the requirement to disclose participant-directed investment programs. The Plan has adopted SOP 99-3 for the plan year ended December 31, 2000. As a result, the Plan's financial statements do not include by-fund disclosures and certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other --

Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

On the ex-dividend date of December 6, 1999, the trustee in error purchased shares of MDU Resources Group, Inc. common stock. These shares were to be purchased January 1, 2000. The trustee funded this purchase, and the related payable is reflected as a liability in the accompanying December 31, 1999 Statement of Net Assets Available for Benefits.


3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                    2000            1999
MDU Resources Group, Inc.
   Common Stock                $193,358,685*  $126,649,880*
Eclipse Indexed Equity Fund      22,633,282     23,155,759

* Includes both participant and nonparticipant-directed investments

During 2000, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:


MDU Resources Group, Inc. Common Stock         $76,325,387
Mutual Funds                                    (2,363,472)
                                               $73,961,915


4.  Cash and Cash Equivalents

Cash and cash equivalents represents funds temporarily invested in the Eclipse Money Market Fund (prior to January 2, 2001, known as the MainStay Institutional Money Market Fund) to provide liquidity for fund reallocations and distributions of MDU Resources Group, Inc. common stock.


5.  Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                         December 31,
                                    2000            1999
Net assets, at fair value:
   MDU Resources Group, Inc.
     Common Stock               $57,508,061      $34,743,639

                                           Year Ended
                                        December 31, 2000

Changes in net assets:
   Contributions                              $ 2,955,702
   Dividends                                    1,488,286
   Interest                                        14,064
   Net appreciation                            21,550,668
Distributions to participants                  (3,238,062)
Administrative expenses                            (6,236)
                                              $22,764,422



6.  Plan Merger

On April 1, 2000, the LTM, Incorporated 401(k) Employee Savings Plan was merged into the Plan.


7.  Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



8.  Related-Party Transactions

The New York Life Anchor Account is managed by the New York Life Stable Value Group and the Eclipse Indexed Bond Fund, Eclipse Indexed Equity Fund, Eclipse Money Market Fund and the Eclipse Small Cap Value Fund are managed by New York Life Investment Management LLC, which are related parties to the recordkeeper. These arrangements therefore qualify as party-in-interest transactions that are exempt from the Department of Labor's prohibitions.




                               SUPPLEMENTAL

                                 SCHEDULE




                         MDU RESOURCES GROUP, INC.
                          401 (k) RETIREMENT PLAN


   EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 31, 2000



                                                                Current
       Issuer                Description          Cost           Value

MDU Resources Group, Inc.
  Common Stock *           5,949,498 shares   $106,883,501   $193,358,685

Mutual Funds:
  Baron Asset Fund            79,470 units       4,457,991      4,322,350
  Dodge & Cox
    Balanced Fund             80,633 units       5,305,561      5,113,768
  Eclipse Indexed
    Bond Fund *              213,182 units       2,274,859      2,217,091
  Eclipse Indexed
    Equity Fund *            709,730 units      23,100,120     22,633,282
  Eclipse Small Cap
    Value Fund *              14,053 units         154,879        149,662
  Janus Balanced Fund         34,349 units         791,589        729,580
  Janus Fund                  69,724 units       3,042,444      2,321,128
  Janus Overseas Fund         34,127 units       1,169,190        905,740
  RS Emerging Growth Fund     27,508 units       1,379,551      1,210,621
  Templeton Foreign Fund     175,342 units       1,763,412      1,813,032

Money Market Fund:
  Eclipse Money
    Market Fund *          2,016,192 units       2,016,192      2,016,192

Pooled Separate Account:
  New York Life
    Anchor Account *       2,689,376 units       2,689,376      2,689,376

Participant Loan Funds *   8.75% to 10.50%             ---      3,170,862

                                              $155,028,665   $242,651,369



*Indicates party-in-interest investments


Report of independent public accountants



To MDU Resources Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan as of
December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP
    ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
June 7, 2001



                            SIGNATURE




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MDU Resources Group, Inc. 401(k) Retirement Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MDU Resources Group, Inc.
                                  401(k) Retirement Plan



Date: June 26, 2001               By  /s/ DOUGLAS C. KANE
                                     Douglas C. Kane (Chairman)